Exhibit 99.1

CureVac Announces Changes of CDO - Myriam Mendila to succeed Klaus Edvardsen

•	Myriam Mendila appointed as Chief Development Officer starting from February 1, 2023

•	Klaus Edvardsen returning to Denmark after holding numerous leadership positions in the U.S. and Europe

•	Ulrike Gnad-Vogt, Senior Vice President Area Head Oncology, will act as interim Chief Development Officer

TÜBINGEN, Deutschland/ Boston, USA – June 8, 2022 – CureVac N.V. (Nasdaq: CVAC), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”) today announced that Chief Development Officer Klaus Edvardsen will leave the company on June 30, 2022. He plans to return home to Denmark for a new professional opportunity. CureVac is pleased to welcome Myriam Mendila to this key role. Myriam’s appointment will take effect on February 1, 2023. Until then, Ulrike Gnad-Vogt, Senior Vice President Area Head Oncology, will act as interim Chief Development Officer.

“We would like to sincerely thank Klaus for his leadership across several strategically decisive projects. We will miss his talents as Chief Development Officer,” said Jean Stéphenne, Chairman of CureVac’s Board of Directors. CEO Franz-Werner Haas added: “With his wealth of experience and expertise, Klaus has been a great asset for the expansion of our pipeline, the development of our technology platform and the growth of our company. We thank him for his contributions to CureVac and wish him well for his next professional steps.”

“With Myriam, we will continue our strong focus on oncology,” continues Jean Stéphenne. “I am convinced that her international leadership experience combined with her expertise in building a broad product portfolio, especially in oncology across different types of cancer, will be of significant importance as we expand our pipeline and develop our organization.”

“After having worked around the world for the past 20 years, I have decided it is time for me to return home to Denmark,” Klaus Edvardsen said. “It has been a privilege to contribute to CureVac’s progress in advancing mRNA as a key technology, and I am confident the company will continue to make significant progress on this journey. I would like to thank all of my colleagues at CureVac and the Supervisory Board for their support and trust.”

Myriam Mendila, MD has more than 20 years of global experience in product development, medical affairs, pharmacovigilance and healthcare compliance as well as global product strategy, including commercial strategy at Roche, Genentech and Novartis. Over the last 5 years, she has held the position of Worldwide Head of Medical Affairs and Chief Medical Officer Oncology at Novartis Pharma AG, Switzerland where she drives and oversees the development and cross-functional execution of the long-range global medical affairs vision and strategy for the Novartis oncology portfolio. Myriam earned her medical degree and subsequently doctoral degree from the Medical University of Hanover, Germany.

Ulrike Gnad-Vogt, Senior Vice President Area Head Oncology at CureVac, is responsible for defining, building and executing CureVac’s oncology strategy and will serve as interim Chief Development Officer. Ulrike joined CureVac in 2011 as Head of Clinical Development and served as Chief Medical Officer from 2013-2019, before transitioning to her current role. Prior to joining CureVac, Ulrike held positions as an oncologist at the National Center for Tumor Diseases in Heidelberg and as Global Medical Leader at Merck KGaA, where she focused on early clinical development of cancer vaccines and immune cytokines. Ulrike holds a medical degree from the University of Homburg/Saar.

About CureVac

CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing, optimizing, and manufacturing this versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. This collaboration was later extended to the development of second-generation COVID-19 vaccine candidates, and modified mRNA vaccine technologies. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 900 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

CureVac Media Contact

Bettina Jödicke-Braas, Manager Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1087

bettina.joedicke-braas@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac AG, CureVac Real Estate GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH and CureVac RNA Printer GmbH (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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